UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                            Quintana Maritime Limited
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    Y7169G109
                                 (CUSIP Number)

                                 August 11, 2006
             (Date of Event Which Requires Filing of this Statement)


        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                 [ ] Rule 13d-1(b)
                                 [X] Rule 13d-1(c)
                                 [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Y7169G109                 SC 13G                          Page 2 of 15

--------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         King Street Acquisition Company, L.L.C.
         84-1634281
--------------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
--------------------------------------------------------------------------------
     (3) SEC USE ONLY

--------------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    888,892*
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    888,892*
--------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          888,892*
--------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
--------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          1.8%^
--------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------

* Consisted of 888,892 shares of common stock issuable upon exercise of warrants.
^ Calculated based on 49,717,717 shares of common stock outstanding as of August 16, 2006 (as reported in the Issuer's Rule 424(b)(3) Prospectus filed under the Securities Act of 1933, as amended, on September 21, 2006), plus 888,892 shares of common stock issuable upon exercise of warrants which are beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i).

CUSIP NO. Y7169G109                 SC 13G                          Page 3 of 15

--------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         King Street Capital, L.P.
         13-38-12174
--------------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
--------------------------------------------------------------------------------
     (3) SEC USE ONLY

--------------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,317,427*
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,317,427*
--------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,317,427*
--------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
--------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          2.6%^
--------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          PN
--------------------------------------------------------------------------------

*    Includes warrants exercisable for 384,882 shares of common stock.
^ Calculated based on 49,717,717 shares of common stock outstanding as of August 16, 2006 (as reported in the Issuer's Rule 424(b)(3) Prospectus filed under the Securities Act of 1933, as amended, on September 21, 2006), plus 384,882 shares of common stock issuable upon exercise of warrants which are beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i).

CUSIP NO. Y7169G109                 SC 13G                          Page 4 of 15

--------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         King Street Capital, Ltd.
--------------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
--------------------------------------------------------------------------------
     (3) SEC USE ONLY

--------------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
         British Virgin Islands
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,687,588*
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,687,588*
--------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,687,588*
--------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
--------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          5.3%^
--------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

*    Includes warrants exercisable for 792,346 shares of common stock.
^ Calculated based on 49,717,717 shares of common stock outstanding as of August 16, 2006 (as reported in the Issuer's Rule 424(b)(3) Prospectus filed under the Securities Act of 1933, as amended, on September 21, 2006), plus 792,346 shares of common stock issuable upon exercise of warrants which are beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i).

CUSIP NO. Y7169G109                 SC 13G                          Page 5 of 15

--------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         King Street Advisors, L.L.C.
         13-38-12173
--------------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
--------------------------------------------------------------------------------
     (3) SEC USE ONLY

--------------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,317,427*
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,317,427*
--------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,317,427*
--------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
--------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          2.6%^
--------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          OO, IA
--------------------------------------------------------------------------------

*    Includes warrants exercisable for 384,882 shares of common stock.
^ Calculated based on 49,717,717 shares of common stock outstanding as of August 16, 2006 (as reported in the Issuer's Rule 424(b)(3) Prospectus filed under the Securities Act of 1933, as amended, on September 21, 2006), plus 384,882 shares of common stock issuable upon exercise of warrants which are beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i).

CUSIP NO. Y7169G109                 SC 13G                          Page 6 of 15

--------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         King Street Capital Management, L.L.C.
         13-3978904
--------------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
--------------------------------------------------------------------------------
     (3) SEC USE ONLY

--------------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    4,005,015*
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    4,005,015*
--------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,005,015*
--------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
--------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          7.9%^
--------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          OO, IA
--------------------------------------------------------------------------------

*    Includes warrants exercisable for 1,177,228 shares of common stock.
^ Calculated based on 49,717,717 shares of common stock outstanding as of August 16, 2006 (as reported in the Issuer's Rule 424(b)(3) Prospectus filed under the Securities Act of 1933, as amended, on September 21, 2006), plus 1,177,228 shares of common stock issuable upon exercise of warrants which are beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i).

CUSIP NO. Y7169G109                 SC 13G                          Page 7 of 15

--------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         O. Francis Biondi, Jr.
--------------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
--------------------------------------------------------------------------------
     (3) SEC USE ONLY

--------------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    4,005,015*
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    4,005,015*
--------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,005,015*
--------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
--------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          7.9%^
--------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

*    Includes warrants exercisable for 1,177,228 shares of common stock.
^ Calculated based on 49,717,717 shares of common stock outstanding as of August 16, 2006 (as reported in the Issuer's Rule 424(b)(3) Prospectus filed under the Securities Act of 1933, as amended, on September 21, 2006), plus 1,177,228 shares of common stock issuable upon exercise of warrants which are beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i).

CUSIP NO. Y7169G109                 SC 13G                          Page 8 of 15

--------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Brian J. Higgins
--------------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
--------------------------------------------------------------------------------
     (3) SEC USE ONLY

--------------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    4,005,015*
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    4,005,015*
--------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,005,015*
--------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
--------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          7.9%^
--------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

*    Includes warrants exercisable for 1,177,228 shares of common stock.
^ Calculated based on 49,717,717 shares of common stock outstanding as of August 16, 2006 (as reported in the Issuer's Rule 424(b)(3) Prospectus filed under the Securities Act of 1933, as amended, on September 21, 2006), plus 1,177,228 shares of common stock issuable upon exercise of warrants which are beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i).

CUSIP NO. Y7169G109                 SC 13G                          Page 9 of 15

ITEM 1(a)   NAME OF ISSUER:
            Quintana Maritime Limited

ITEM 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            Pandoras & Kyprou Street, 166 74 Glyfada, Greece

Item 2(a)   Name of Person Filing:

            This Schedule 13G is being jointly filed by King Street Acquisition Company, L.L.C. ("KSAC"), King Street Capital, L.P. ("KSC L.P."), King Street Capital, Ltd. ("KSC Ltd."), King Street Advisors, L.L.C. ("KSA"), King Street Capital Management, L.L.C. ("KSCM"), O. Francis Biondi, Jr. and Brian J. Higgins. KSAC, KSC L.P., KSC Ltd., KSA, KSCM and Messrs. Biondi and Higgins are collectively referred to herein as "Reporting Persons".

      (b)   Address of Principal Business Office, or if None, Residence:

            The principal business address of KSC Ltd. is:

            c/o Walkers Chambers
            P.O. Box 92
            Road Town, Tortola
            British Virgin Islands

            The principal business address of each of the other Reporting Persons is:

            65 East 55th Street
            30th Floor
            New York, New York 10022

      (c)   Citizenship:

            Messrs. Biondi and Higgins are both United States citizens. KSC Ltd. is a company organized under the laws of the British Virgin Islands. Each of the other Reporting Persons is organized under the laws of the State of Delaware, U.S.A.

ITEM 2(d) TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.01 per share ("Common Stock")

ITEM 2(e)   CUSIP NUMBER:

            Y7169G109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a)[ ]    Broker or dealer registered under Section 15 of the Act

          (b)[ ]    Bank as defined in Section 3(a)(6) of the Act

          (c)[ ]    Insurance Company as defined in Section 3(a)(19) of the
                    Act

CUSIP NO. Y7169G109                 SC 13G                         Page 10 of 15

          (d)[ ] Investment Company registered under Section 8 of the Investment Company Act of 1940

          (e)[ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E)

          (f)[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d- 1(b)(1)(ii)(F)

          (g)[ ]    Parent Holding Company, in accordance with Rule 13d-
                    1(b)(ii)(G)

          (h)[ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act

          (i)[ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

          (j)[ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

ITEM 4.   OWNERSHIP.

      On May 11, 2006, KSAC, on behalf of KSC L.P., King Street Institutional, Ltd. ("KSI") and KSC Ltd., acquired certain units ("Units") of 12% Mandatorily Convertible Preferred Stock, liquidation preference $93.75 per share ("Preferred Stock") and Class A Warrants ("Warrants") from the Issuer through a private placement. Each Unit consisted of one share of the Preferred Stock and four Warrants. Each of such Warrants (following the Stockholder Approval, as defined below) entitles the holder to acquire one share of the Issuer's common stock for an exercise price of $8.00. Upon the approval of holders of Common Stock on August 11, 2006 (the "Stockholder Approval"), each share of Preferred Stock automatically converted into 12.5 shares of Common Stock and each Warrant became exercisable at any time by its holder. Subsequent to May 11, 2006, KSI was merged into KSC Ltd. with KSC Ltd. as the surviving entity. Subsequent to the merger, KSAC transferred all of these shares of Common Stock to KSC L.P. and KSC Ltd. in accordance with their respective beneficial ownership interests. The Warrants owned by KSAC on behalf of KSC L.P. and KSC Ltd. are currently in the process of being transferred to KSC L.P. and KSC Ltd. in accordance with their respective beneficial ownership interests. In addition, subsequent to August 11, 2006, KSC L.P. and KSC Ltd. each acquired additional shares of Common Stock and Warrants from third parties.

KSAC:
----

      As of November 7, 2006, KSAC may be deemed to have shared voting and dispositive power over the 888,892 shares of Common Stock issuable upon exercise of Warrants that it owns on behalf of KSC L.P. and KSC Ltd., or 1.8% of the total outstanding shares of Common Stock. This percentage of the

CUSIP NO. Y7169G109                 SC 13G                         Page 11 of 15

outstanding shares of Common Stock is based on 49,717,717 shares of Common Stock outstanding as of August 16, 2006 (as reported in the Issuer's Rule 424(b)(3) Prospectus filed under the Securities Act of 1933, as amended, on September 21, 2006 (the "424(b)(3) Prospectus")) plus 888,892 shares of Common Stock issuable upon exercise of Warrants that are owned on behalf of KSC L.P. and KSC Ltd. and included pursuant to Rule 13d-3(d)(1)(i).

KSC L.P.:
--------

      As of November 7, 2006, KSC L.P. may be deemed to have shared voting and dispositive power over the 1,317,427 shares of Common Stock it owns, or 2.6% of the total outstanding shares of Common Stock, including Warrants exercisable for 384,882 shares of Common Stock. This percentage of the outstanding shares of Common Stock is based on 49,717,717 shares of Common Stock outstanding as of August 16, 2006 (as reported in the Issuer's Rule 424(b)(3) Prospectus filed under the Securities Act of 1933, as amended, on September 21, 2006 (the "424(b)(3) Prospectus")) plus 384,882 shares of Common Stock which are beneficially owned by KSC L.P. and included pursuant to Rule 13d-3(d)(1)(i).

KSC LTD.:
--------

      As of November 7, 2006, KSC Ltd. may be deemed to have shared voting and dispositive power over the 2,687,588 shares of Common Stock it owns, or 5.3% of the total outstanding shares of Common Stock, including the Warrants exercisable for 792,346 shares of Common Stock. This percentage of the outstanding shares of Common Stock is based on 49,717,717 shares of Common Stock outstanding as of August 16, 2006 (as reported in the 424(b)(3) Prospectus) plus 792,346 shares of Common Stock which are beneficially owned by KSC Ltd. and included pursuant to Rule 13d-3(d)(1)(i).

KSA:
---

      Because KSA is the general partner of KSC L.P., pursuant to Rule 13d-1, as of November 7, 2006, KSA may be deemed to be the beneficial owner of 1,317,427 shares of Common Stock, or 2.6% of the outstanding shares of Common Stock, consisting of the shares which are beneficially owned by KSC L.P.

      Because of the relationship described above, as of November 7, 2006, KSA may be deemed to have shared voting and dispositive power over the 1,317,427 shares of the Common Stock, or 2.6% of the outstanding shares of Common Stock. This percentage of the outstanding shares of Common Stock is based on 49,717,717 shares of Common Stock outstanding as of August 16, 2006 (as reported in the 424(b)(3) Prospectus) plus 384,882 shares of Common Stock which are beneficially owned by KSA and included pursuant to Rule 13d-3(d)(1)(i).

KSCM:
----

      Because KSCM has been delegated certain investment advisory responsibilities by KSA on behalf of KSC L.P., and is also the investment

CUSIP NO. Y7169G109                 SC 13G                         Page 12 of 15

manager of KSC Ltd., pursuant to Rule 13d-1, as of November 7, 2006, KSCM could been deemed to be the beneficial owner of 4,005,015 shares of Common Stock, or 7.9% of the outstanding shares of Common Stock, consisting of the shares which are beneficially owned by KSC L.P. and KSC Ltd.

      Because of the relationship described above, as of November 7, 2006, KSCM may be deemed to have shared voting and dispositive power over the 4,005,015 shares of Common Stock, or 7.9% of the outstanding shares of Common Stock. This percentage of the outstanding shares of Common Stock is based on 49,717,717 shares of Common Stock outstanding as of August 16, 2006 (as reported in the 424(b)(3) Prospectus) plus 1,177,228 shares of Common Stock which are beneficially owned by KSCM and included pursuant to Rule 13d-3(d)(1)(i).


O. FRANCIS BIONDI, JR.:
----------------------

      Because Mr. Biondi is a Managing Principal of both KSA and KSCM, pursuant to Rule 13d-1, as of November 7, 2006, Mr. Biondi may be deemed to be the beneficial owner of 4,005,015 shares of Common Stock, or 7.9% of the outstanding shares of Common Stock, consisting of the shares which were beneficially owned by KSC L.P. and KSC Ltd.

      Because of the relationship described above, as of November 7, 2006, Mr. Biondi may be deemed to have shared voting and dispositive power over an aggregate of the 4,005,015 shares of Common Stock, or 7.9% of the outstanding shares of Common Stock. This percentage of the outstanding shares of Common Stock is based on 49,717,717 shares of Common Stock outstanding as of August 16, 2006 (as reported in the 424(b)(3) Prospectus) plus 1,177,228 shares of Common Stock which are beneficially owned by Mr. Biondi and included pursuant to Rule 13d-3(d)(1)(i).

BRIAN J. HIGGINS:
----------------

      Because Mr. Higgins is a Managing Principal of both KSA and KSCM, pursuant to Rule 13d-1, as of November 7, 2006, Mr. Higgins could have been deemed to be the beneficial owner of 4,005,015 shares of Common Stock, or 7.9% of the outstanding shares of Common Stock, consisting of the shares which are beneficially owned by KSC L.P. and KSC Ltd.

      Because of the relationship described above, as of November 7, 2006, Mr. Higgins may be deemed to have shared voting and dispositive power over an aggregate of 4,005,015 shares of Common Stock, or 7.9% of the outstanding shares of Common Stock. This percentage of the outstanding shares of Common Stock is based on 49,717,717 shares of Common Stock outstanding of August 16, 2006 (as reported in the 424(b)(3) Prospectus) plus 1,177,228 shares of Common Stock which are beneficially owned by Mr. Higgins and included pursuant to Rule 13d-3(d)(1)(i).

      Because of the relationships described above, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities and Exchange Act of 1934, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all of the shares of

CUSIP NO. Y7169G109                 SC 13G                         Page 13 of 15

the Common Stock held by members of the group. The Reporting Persons do not admit that they constitute a group within the meaning of Rule 13d-5.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
           If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. See Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          Not applicable.

ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))

          Each of the Reporting Persons hereby makes the following certification:

          By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. Y7169G109                 SC 13G                         Page 14 of 15


                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2007
       --------------------

King Street Acquisition Company, L.L.C.*
By: King Street Capital Management, L.L.C.,
      its manager

By: /s/ Brian J. Higgins
    ------------------------
Name: Brian J. Higgins
Title: Managing Principal


King Street Capital, L.P.*
By: King Street Advisors, L.L.C.,
      its general partner

By: /s/ Brian J. Higgins
    ------------------------
Name: Brian J. Higgins
Title: Managing Principal

King Street Capital, Ltd.*
By: King Street Capital Management, L.L.C.,
      its investment manager

By: /s/ Brian J. Higgins
    ------------------------
Name: Brian J. Higgins
Title: Managing Principal


King Street Advisors, L.L.C.*

By: /s/ Brian J. Higgins
    ------------------------
Name: Brian J. Higgins
Title: Managing Member


King Street Capital Management, L.L.C.*

By: /s/ Brian J. Higgins
    ------------------------
Name: Brian J. Higgins
Title: Managing Principal

CUSIP NO. Y7169G109                 SC 13G                         Page 15 of 15


/s/ Brian J. Higgins
------------------------
    Brian J. Higgins*


/s/ O. Francis Biondi, Jr.
--------------------------
   O. Francis Biondi, Jr.*

* The Reporting Persons disclaim beneficial ownership over the Common Stock reported herein except to the extent of its or his pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with this statement, provided, however, that a power of attorney, for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).